Exhibit 99.2      Press Release


PRESS RELEASE
January 22, 2002                 For further information contact:
                                 David M. Bradley
                                 Chairman, President and Chief Executive Officer
                                 North Central Bancshares, Inc.
                                 825 Central Avenue  PO Box 1237
                                 Fort Dodge, Iowa 50501
                                 515-576-7531

            NORTH CENTRAL BANCSHARES, INC. ANNOUNCES RECORD EARNINGS
                      FOR FOURTH QUARTER AND YEAR END 2001
                                 (Nasdaq: FFFD)

Fort Dodge, Iowa -- North Central Bancshares, Inc. (the "Company"), the holding company for First Federal Savings Bank of Iowa (the "Bank"), announced today that the Company earned a record $2.41 diluted earnings per share for the year ended December 31, 2001, compared to diluted earnings per share of $2.00 for the year ended December 31, 2000, an increase in diluted earnings per share of 20.5%. In dollars, the Company's net income was $4.5 million for the year ended December 31, 2001, as compared to $4.0 million for the year ended December 31, 2000, an increase of 11.6%.

The Company's net income was $1.2 million, or diluted earnings per share of $0.69, for the fourth quarter of 2001, compared to net income of $1.0 million, or diluted earnings per share of $0.53 for the fourth quarter of 2000, an increase in net income of 19.6% and in diluted earnings per share of 30.2%.

Total assets at December 31, 2001 were $379.4 million as compared to $389.0 million at December 31, 2000. The decrease in assets resulted primarily from decreases in loans and securities available for sale, offset by an increase in interest bearing cash. Interest bearing cash increased by $11.3 million, or 178.8%, to $17.7 million at December 31, 2001 from $6.3 million at December 31, 2000. Securities available-for-sale decreased $12.0 million, or 27.6%, from $43.4 million at December 31, 2000 to $31.4 million at December 31, 2001. The decrease in securities available for sale was primarily due to calls and maturities in excess of purchases. Loans decreased by $10.0 million, or 3.2%, from $318.0 million at December 31, 2000 to $308.0 million at December 31, 2001.

Deposits increased $7.6 million, or 2.9%, to $268.8 million at December 31, 2001 from $261.2 million at December 31, 2000. Other borrowed funds decreased $17.2 million, or 19.4%, from $88.6 million at December 31, 2000 to $71.4 million at December 31, 2001.

Nonperforming assets were 0.36% of total assets as of December 31, 2001 compared to 0.28% of total assets as of December 31, 2000. The allowance for loan losses was $2.9 million, or 0.92% of total loans, at December 31, 2000, compared to $2.8 million, or 0.88% of total loans, at December 31, 2000.

The net interest spread of 2.71% for the year ended December 31, 2001 represented an increase from the net interest spread of 2.59% for the year ended December 31, 2000. The net interest margin of 3.04% for the year ended December 31, 2001 represented an increase from the net interest margin of 2.95% for the year ended December 31, 2000. Net interest income for the year ended December 31, 2001 was $11.0 million, compared to net interest income of $10.6 million for the corresponding period a year ago.

                                     - MORE-

The Company's provision for loan losses was $210,000 and $120,000 for the years ended December 31, 2001 and 2000, respectively. The Company establishes provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level which is deemed to be appropriate based upon an assessment of prior conditions, the volume and type of loans in the Bank's portfolio, and other factors related to the collectibility of the Bank's loan portfolio.

Stockholders' equity was $35.9 million at December 31, 2001, compared to $36.4 million at December 31, 2000. Stockholders' equity decreased by $485,000 primarily due to stock repurchases and declared dividends, which were offset in part by earnings. Book value, or stockholders' equity per share, at December 31, 2001 was $21.12 compared to $19.04 at December 31, 2000. The ratio of stockholders' equity to total assets was 9.5% at December 31, 2001, as compared to 9.4% at December 31, 2000.

Stockholders of record on December 17, 2001, received a quarterly cash dividend of $0.15 per share on January 7, 2002.

On January 1, 2002, the Company will adopt Statement of Financial Accounting Standards No. 141 and142 (SFAS 141 and 142) related to business combinations, goodwill and other intangibles assets. The adoption of SFAS 141 and 142 will eliminate goodwill amortization beginning on January 1, 2002 and is expected to increase reported earnings by $472,000 for the year ending December 31, 2002 and increase diluted earnings per share by approximately $0.25, based on diluted shares outstanding for the year ended December 31, 2001.

On September 20, 2001, the Company commenced a new stock repurchase program for 100,000 shares, of which 10,700 shares remain to be repurchased. The Company has 1,700,280 shares of common stock currently outstanding.

During the year ended December 31, 2001, the Company repurchased a total of 246,800 shares or approximately 12.9% of its outstanding shares of common stock at prevailing market prices averaging $21.40 per share. Since its formation in 1996, the Company has invested a total of $40.0 million in the repurchase of 2,363,767 shares of its outstanding stock.

North Central Bancshares, Inc. serves north central and southeastern Iowa at 8 full service locations in Fort Dodge, Nevada, Ames, Perry, Burlington and Mount Pleasant, Iowa through its wholly-owned subsidiary, First Federal Savings Bank of Iowa, headquartered in Fort Dodge, Iowa. Recently, the Bank received regulatory approval to establish a full service branch in Ankeny, Iowa. The Bank's deposits are insured by the Federal Deposit Insurance Corporation under the full extent permitted by law. The Company's stock is traded on The Nasdaq National Market under the symbol "FFFD".

For more information contact:  David M. Bradley, President, 515-576-7531

FINANCIAL HIGHLIGHTS OF NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Financial Condition

(Unaudited)
(Dollars in Thousands, except per share and share data)     December 31, 2001          December 31, 2000
                                                            -----------------          -----------------
Assets
   Cash and cash equivalents                                  $    19,909                 $     8,850
   Securities available for sale                                   31,366                      43,351
   Loans (net of allowance of loan loss of $2.9
     million and $2.8 million, respectively)                      307,981                     318,026
   Goodwill                                                         4,971                       5,443
   Other assets                                                    15,148                      13,328
                                                              -----------                 -----------
     Total Assets                                             $   379,375                 $   388,998
                                                              ===========                 ===========
Liabilities
   Deposits                                                   $   268,814                 $   261,166
   Other borrowed funds                                            71,413                      88,592
   Other liabilities                                                3,235                       2,842
                                                              -----------                 -----------
      Total Liabilities                                           343,462                     352,600

Stockholders' Equity                                               35,913                      36,398
                                                              -----------                 -----------

   Total Liabilities and Stockholders' Equity                 $   379,375                 $   388,998
                                                              ===========                 ===========

Stockholders' equity to total assets                                 9.47%                       9.36%
                                                              ===========                 ===========

Book value per share                                          $     21.12                 $     19.04
                                                              ===========                 ===========

Total shares outstanding                                        1,700,280                   1,911,880
                                                              ===========                 ===========

Condensed Consolidated Statements of Income
(Unaudited)
(Dollars in Thousands, except per share data)

                                                             For the Three Months                 For the Year
                                                              Ended December 31,               Ended December 31,
                                                           2001              2000             2001             2000
                                                       -----------       -----------     ------------     ------------
Interest income                                          $ 6,642           $ 7,071         $ 27,500         $ 27,284
Interest expense                                           3,771             4,534           16,514           16,707
                                                         -------           -------         --------         --------
   Net interest income                                     2,871             2,537           10,986           10,577
Provision for loan loss                                       60                30              210              120
                                                         -------           -------         --------         --------
   Net interest income after provision for loan loss       2,811             2,507           10,776           10,457
Noninterest income                                         1,550             1.118            5,092            4,014
Noninterest expense                                        2,453             2,286            9,046            8,587
                                                         -------           -------         --------         --------
   Income before income taxes                              1,908             1,339            6,822            5,884
Income taxes                                                 678               311            2,347            1,873
                                                         -------           -------         --------         --------
   Net income                                            $ 1,230           $ 1,028         $  4,475         $  4,011
                                                         =======           =======         ========         ========

Basic earnings per share                                 $  0.73          $   0.55        $    2.54        $    2.04
                                                         ========          ========        =========        =========

Diluted earnings per share                               $  0.69          $   0.53        $    2.41        $    2.00
                                                         ========          ========        =========        =========


Selected Financial Ratios

                                                              For the Three Months               For the Year
                                                               Ended December 31,             Ended December 31,
                                                              2001           2000            2001          2000
                                                           ----------     ----------      ----------    ----------
Performance ratios
   Net interest spread                                        2.96%          2.44%           2.71%         2.59%
   Net interest margin                                        3.24%          2.77%           3.04%         2.95%
   Return on average assets                                   1.30%          1.07%           1.17%         1.06%
   Return on average equity                                  13.59%         11.31%          12.21%        11.08%
   Efficiency ratio (noninterest expense divided by
     the  sum of net interest income before provision
     for  loan losses plus noninterest income)               55.48%         62.54%          56.26%        58.85%